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                                                          Exhibit 99(a)(5)(viii)

FOR IMMEDIATE RELEASE
October 30, 2002

                      THE DRESS BARN, INC. ANNOUNCES FINAL
                     RESULTS OF ITS SUCCESSFUL TENDER OFFER

         Suffern, New York, October 30, 2002 -- The Dress Barn, Inc. (Nasdaq:
DBRN), one of the nation's leading specialty store chains offering value-priced women's career and casual fashions, today announced the final results of its successful modified Dutch Auction tender offer, which expired at 5:00 p.m., eastern time, on Friday, October 18, 2002.

         Based on the final count by the depositary for the tender offer, 9,215,309 shares of common stock were properly tendered and not withdrawn at a price of $15.00 per share. Dress Barn will purchase 8,000,000 shares, resulting in a proration factor of approximately 86% of the shares tendered, other than "odd lot" shares properly tendered at the $15.00 purchase price which will be purchased prior to proration.

         Any questions with regard to the tender offer may be directed to D. F. King & Co., Inc., the Information Agent, at 800-431-9633. The Dealer Manager for the tender offer was Bear, Stearns & Co. Inc.

         Statements herein which are not historical in nature are "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such factors may be described in Dress Barn's filings with the Securities and Exchange Commission, including Dress Barn's Annual Report on Form 10-K for the fiscal year ended July 27, 2002. Dress Barn does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that Dress Barn's projected results expressed or implied therein will not be realized.